                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                               LifeMinders, Inc.
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                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  53219 H 108
                        ------------------------------
                                 (CUSIP Number)


                    December 31, 2000 and February 6, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the following box to designate the rule pursuant to which the Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                           SCHEDULE 13G PAGE 2 OF 5
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  CUSIP NO.  53219 H 108
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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Stephen R. Chapin, Jr.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

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                          SOLE VOTING POWER
                     5
     NUMBER OF            0*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0*
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      0*
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0%*

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

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*As of December 31, 2000, the reporting person beneficially owned 1,776,764 shares of common stock as to which he had sole voting and dispositive power, including 376,428 shares issuable upon the exercise of stock options. In addition, as of such date 200,000 shares of common stock were held by The Chapin 2000 GRAT, a grantor retained annuity trust. The reporting person may thus have been deemed to beneficially own such shares. Accordingly, as of December 31, 2000 the reporting person may have been deemed to beneficially own an aggregate of 1,976,764 shares of common stock, representing 7.6% of the class. Subsequently, as of January 29, 2001, in connection with the reporting person's separation from the issuer, the reporting person surrendered his rights to all stock options previously granted, and as of February 6, 2001, the reporting person and the trust sold all of the shares previously held by them.

                           SCHEDULE 13G PAGE 3 OF 5
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  CUSIP NO.  53219 H 108
             -----------


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Item 1.

     (a)  Name of Issuer

          LifeMinders, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          13530 Dulles Technology Drive, Suite 500, Herndon, VA 20170

Item 2.

     (a)  Name of Person Filing

          Stephen R. Chapin, Jr.

     (b)  Address of Principal Business Offices or, if none, Residence

          13530 Dulles Technology Drive, Suite 500, Herndon, VA 20170

     (c)  Citizenship

          United States of America

     (d)  Title of Class of Securities

          Common Stock

     (e)  CUSIP Number

          53219 H 108

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

      a.  [ ] Broker or Dealer registered under Section 15 of the Act.

      b.  [ ] Bank as defined in Section 3(a)(6) of the Act.

      c.  [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

      d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

      e.  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      i. [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

      j.  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned:  0*.

     (b)  Percent of Class:           0%*.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:  0*.
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                           SCHEDULE 13G PAGE 4 OF 5
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  CUSIP NO.  53219 H 108
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          (ii)  Shared power to vote or to direct the vote:  0*.

          (iii) Sole power to dispose or to direct the disposition of:  0*.

          (iv)  Shared power to dispose or to direct the disposition of:  0*.

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

________________________________________________________________________________

*As of December 31, 2000, the reporting person beneficially owned 1,776,764 shares of common stock as to which he had sole voting and dispositive power, including 376,428 shares issuable upon the exercise of stock options. In addition, as of such date 200,000 shares of common stock were held by The Chapin 2000 GRAT, a grantor retained annuity trust. The reporting person may thus have been deemed to beneficially own such shares. Accordingly, as of December 31, 2000 the reporting person may have been deemed to beneficially own an aggregate of 1,976,764 shares of common stock, representing 7.6% of the class. Subsequently, as of January 29, 2001, in connection with the reporting person's separation from the issuer, the reporting person surrendered his rights to all stock options previously granted, and as of February 6, 2001, the reporting person and the trust sold all of the shares previously held by them.


Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.
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                           SCHEDULE 13G PAGE 5 OF 5
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  CUSIP NO.  53219 H 108
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                                    February 14, 2001
                                        ----------------------------------------
                                                          Date


                                                 /s/ Stephen R. Chapin, Jr
                                        ----------------------------------------
                                                          Signature


                                                     Stephen R. Chapin, Jr.
                                        ----------------------------------------
                                                          Name/Title